SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Biotricity Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

09074H203

(CUSIP Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09074H203	13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Ionic Ventures, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,439,345 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,439,345 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,439,345 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	As more fully described in Item 4 of this Amendment to Statement on Schedule 13G (this “Amendment”), such shares and percentage are based on 22,454,644 shares of the issuer’s common stock, par value $0.001 per share (the “Common Stock”), outstanding as of August 19, 2024, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed by the issuer with the U.S. Securities and Exchange Commission on August 19, 2024 (the “Form 10-Q”). Ownership consists of (i) 476,113 shares of Common Stock held by the reporting person and (ii) an aggregate of up to 1,963,232 shares of Common Stock (the “Conversion Shares”) issuable upon conversion of the shares of Series B Convertible Preferred Stock, par value $0.001 per share, of the issuer (the “Preferred Stock”) directly held by the reporting person, which further conversions of which are subject to a 9.99% beneficial ownership limitation provision (the “Blocker”) contained in the issuer’s Certificate of Designations of the Preferred Stock (the “Certificate of Designations”).

CUSIP No. 09074H203	13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Ionic Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,439,345 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,439,345 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,439,345 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	As more fully described in Item 4 of this Amendment, such shares and percentage are based on 22,454,644 shares of Common Stock outstanding on August 19, 2024, as disclosed in the Form 10-Q. Ownership consists of (i) 476,113 shares of Common Stock indirectly held by the reporting person and (ii) an aggregate of up to 1,963,232 Conversion Shares issuable upon conversion of the Preferred Stock indirectly held by the reporting person, further conversions of which are subject to the 9.99% Blocker contained in the Certificate of Designations.

CUSIP No. 09074H203	13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Brendan O’Neil
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,439,345 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,439,345 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,439,345 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	As more fully described in Item 4 of this Amendment, such shares and percentage are based on 22,454,644 shares of Common Stock outstanding on August 19, 2024, as disclosed in the Form 10-Q. Ownership consists of (i) 476,113 shares of Common Stock indirectly held by the reporting person and (ii) an aggregate of up to 1,963,232 Conversion Shares issuable upon conversion of the Preferred Stock indirectly held by the reporting person, further conversions of which are subject to the 9.99% Blocker contained in the Certificate of Designations.

CUSIP No. 09074H203	13G	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Keith Coulston
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,439,345 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,439,345 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,439,345 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	As more fully described in Item 4 of this Amendment, such shares and percentage are based on 22,454,644 shares of Common Stock outstanding on August 19, 2024, as disclosed in the Form 10-Q. Ownership consists of (i) 476,113 shares of Common Stock indirectly held by the reporting person and (ii) an aggregate of up to 1,963,232 Conversion Shares issuable upon conversion of the Preferred Stock indirectly held by the reporting person, further conversions of which are subject to the 9.99% Blocker contained in the Certificate of Designations.

CUSIP No. 09074H203	13G	Page 6 of 10 Pages

This Amendment to Statement on Schedule 13G (this “Amendment”) amends and supplements the Statement on Schedule 13G filed by each of the reporting persons, with the U.S. Securities and Exchange Commission (“SEC”) on August 8, 2024 (the “Schedule 13G”). The purpose of this Amendment is to update the beneficial ownership information on the cover pages and in Item 4 in the Schedule 13G.

Item 1(a). Name of Issuer:

Biotricity Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive office is located at 203 Redwood Shores Parkway, Suite 600, Redwood City, California 94065.

Item 2(a). Names of Persons Filing:

(i) Ionic Ventures LLC, a California limited liability company (“Ionic”);

(ii) Ionic Management, LLC, a Delaware limited liability company (“Ionic Management”);

(iii) Brendan O’Neil (“Mr. O’Neil”); and

(iv) Keith Coulston (“Mr. Coulston”).

The foregoing persons are hereinafter collectively referred to as the “Reporting Persons”. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to the Schedule 13G, pursuant to which such Reporting Persons have agreed to file the Schedule 13G, Amendment and all subsequent amendments jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Amendment should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of the Common Stock reported herein.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 3053 Fillmore St, Suite 256, San Francisco, CA 94123.

Item 2(c). Citizenship:

Ionic is a limited liability company organized under the laws of California. Ionic Management is a limited liability company organized under the laws of the State of Delaware. Each of Mr. Coulston and Mr. O’Neil is a citizen of the United States.

Item 2(d). Title of Class of Securities:

The title of the class of securities to which this Schedule 13G and Amendment relate is the Issuer’s common stock, par value $0.001 per share.

CUSIP No. 09074H203	13G	Page 7 of 10 Pages

Item 2(e). CUSIP Number: 09074H203

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Amendment and is incorporated herein by reference for each such Reporting Person. The ownership percentages reported are based on (i) 22,454,644 shares of Common Stock outstanding as of August 19, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed by the Issuer with the SEC on August 19, 2024, and (ii) up to 1,963,232 shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock, par value $0.001 per share, of the issuer (“Preferred Stock”) held by Ionic, which further conversions thereof are subject to the 9.99% beneficial ownership limitation provision contained in the Certificate of Designations for the Preferred Stock (the “Certificate of Designations”).

Ionic holds (i) 476,113 shares of Common Stock and (ii) 435 shares of Preferred Stock. Pursuant to the terms of the Certificate of Designations, within sixty days of the date of the filing of this Amendment, up to an aggregate of $2,250,000 of such shares of Preferred Stock are convertible into up to 9,000,000 shares of Common Stock, based on an Alternate Conversion Price (as defined in the Certificate of Designations) of $0.25 per share as of September 27, 2024, of which 6,560,655 shares of Common Stock are not deemed beneficially owned by Ionic as a result of the triggering of the 9.99% beneficial ownership limitation provision in the Certificate of Designation, which prohibits Ionic from converting its shares of Preferred Stock into shares of Common Stock if, as a result of such conversion, the holder, together with its affiliates and any persons acting as a group together with such holder or any of such affiliates, would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to such conversion. In addition, an aggregate of $2,100,000 shares of Preferred Stock convertible into up to 8,400,000 shares of Common Stock (based on an Alternate Conversion Price of $0.25 per share) are not deemed beneficially owned by Ionic as a result of the limitation imposed on the number of Conversion Notices (as defined in the Certificate of Designations) that may be delivered by Ionic within sixty days of the date of September 30, 2024 based on the five-day Alternate Conversion Measuring Period (as defined in the Certificate of Designations).

Consequently, Ionic is the beneficial owner of 2,439,345 shares of Common Stock (the “Shares”). Ionic has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by its manager, Ionic Management. Each of the managers of Ionic Management, Mr. O’Neil and Mr. Coulston, has shared power to vote and/or dispose of the Shares beneficially owned by Ionic and Ionic Management. Neither Mr. O’Neil nor Mr. Coulston directly owns the Shares. By reason of the provisions of Rule 13d-3 of the Act, each of Mr. O’Neil and Mr. Coulston may be deemed to beneficially own the Shares which are beneficially owned by each of Ionic and Ionic Management, and Ionic Management may be deemed to beneficially own the Shares which are beneficially owned by Ionic.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 09074H203	13G	Page 8 of 10 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

See Exhibit 1 filed with the Schedule 13G.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below each of the Reporting Persons certify that, to the best of each of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 09074H203	13G	Page 9 of 10 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024	IONIC VENTURES, LLC

	By:	Ionic Management, LLC,
its Manager

	By:	/s/ Keith Coulston
Name: Keith Coulston
Title: Manager

IONIC MANAGEMENT, LLC

	By:	/s/ Keith Coulston
Name: Keith Coulston
Title: Manager

/s/ Brendan O’Neil
Brendan O’Neil

/s/ Keith Coulston
Keith Coulston

CUSIP No. 09074H203	13G	Page 10 of 10 Pages

LIST OF EXHIBITS

Exhibit No.	Description

1	Joint Filing Agreement, dated August 8, 2024 (incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons with the SEC on August 8, 2024).